

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Benjamin J. Zeskind, Ph.D.
Chief Executive Officer
Immuneering Corporation
245 Main Street, Second Floor
Cambridge, MA 02142

   Re: Immuneering Corporation
    Amendment No. 1 to Draft Registration Statement on Form S-1
    Submitted June 21, 2021
    CIK No. 0001790340

Dear Dr. Zeskind:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Business
Intellectual Property, page 131

1. We note your response to prior comment 13 and revised disclosure. Please revise further to disclose what type of patent protection you are seeking under your pending patent applications (e.g. composition of matter, use or process).

Principal Stockholders, page 159

2. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Merrin Investors LLC and the entities affiliated with Rock Springs Capital LLP.

You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nathan Ajiashvili, Esq.